Exhibit 99.1
Reynolds American Capital Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(with Report of Independent Registered Public Accounting Firm Thereon)

Reynolds American Capital Investment Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-11

Supplemental Schedule — Form 5500, Schedule H, Line 4i -
Schedule of Assets (Held at End of Year) as of December 31, 2007	12
Note: Supplemental schedules, other than the one listed above, are omitted because of the absence of conditions under which they are required by Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
RAI Employee Benefits Committee of Reynolds American Capital Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Reynolds American Capital Investment Plan, referred to as the Plan, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Greensboro, North Carolina
June 13, 2008

Reynolds American Capital Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value — plan interest in Master Trust (notes 1, 2, 3 and 4)	$1,752,200,788	$1,777,313,998
Loans to participants	17,512,724	19,205,436
Receivables:
Investment income	1,312,917	1,348,050
Employer contributions	—	1,423,908
Due from broker	—	215,109

Total receivables	1,312,917	2,987,067

Total assets	1,771,026,429	1,799,506,501

Liabilities:
Accrued administrative expenses	597,402	530,225
Due to broker	416,632	—

Total liabilities	1,014,034	530,225

Net assets available for benefits at fair value	$1,770,012,395	$1,798,976,276

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	6,284,177	8,696,666

Net assets available for benefits	$1,776,296,572	$1,807,672,942

See accompanying notes to financial statements.

Reynolds American Capital Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income — plan interest in Master Trust (notes 1, 2, 3 and 4)	$101,179,649	$196,134,554
Interest income on participant loans	2,826,698	1,865,571
Contributions:
Employer contributions	36,422,487	36,985,504
Participant contributions	41,566,857	43,595,451

Total contributions	77,989,344	80,580,955

Total additions	181,995,691	278,581,080

Deductions:
Benefits paid to participants	212,769,951	291,995,736
Administrative expenses	1,269,430	1,460,510

Total deductions	214,039,381	293,456,246

Net decrease in net assets available for benefits prior to transfers to and from other plans	(32,043,690)	(14,875,166)

Net transfers from other plans (note 1)	1,274,065	—

Net transfers to other plan (note 1)	(606,745)	—

Net decrease in net assets available for benefits	(31,376,370)	(14,875,166)

Net assets available for benefits at beginning of year	1,807,672,942	1,822,548,108

Net assets available for benefits at end of year	$1,776,296,572	$1,807,672,942

See accompanying notes to financial statements.

Reynolds American Capital Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Plan Description

The following brief description of the Reynolds American Capital Investment Plan, referred to as the Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a voluntary defined contribution retirement plan for eligible employees of Reynolds American Inc., referred to as RAI or the Company, and participating subsidiaries. All eligible employees become participants unless they elect not to participate. RAI is the Plan Sponsor. The RAI Employee Benefits Committee controls and manages the operation and administration of the Plan. Citibank, N.A., referred to as Citibank, serves as the trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc., referred to as Fidelity, serves as the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, referred to as ERISA.

Effective January 1, 2006, the Plan was amended to provide Retirement Enhancement Contributions by the Company to the accounts of eligible participants. The Retirement Enhancement Contribution will provide each eligible participant with an additional Company contribution of 3% to 9% of his or her eligible compensation, depending on the eligible participant’s age and years of service as of January 1, 2006.

Effective April 1, 2006, the Plan was amended to provide for the appointment of a named fiduciary with respect to the management of the RAI Common Stock Fund, which was renamed the Reynolds Stock Fund. United States Trust Company, N.A. was appointed as the named fiduciary for the Reynolds Stock Fund. The Reynolds Stock Fund is held by the Reynolds American Defined Contribution Master Trust, referred to as the Master Trust.

Effective April 24, 2006, the Plan was amended to provide participants in the Plan the option to choose to make their basic contributions through a Roth 401(k) feature.

On December 29, 2006, the RAI Employee Benefits Committee amended the Plan to allow participation by the members of the Conwood Executive Department effective January 1, 2007.

Effective January 1, 2007, the RAI Employee Benefits Committee amended the Plan to permit participants to make contributions to the Plan in fractional increments and to allow dividends paid on shares of Reynolds American common stock held in the Reynolds Stock Fund to be paid to participants in cash or retained by the Plan’s trustee in the Reynolds Stock Fund and used to allocate additional units of such fund to the accounts of participants who have elected to have dividends reinvested. Participants who invest in the Reynolds Stock Fund have the right to vote as a shareholder for the shares of Reynolds American common stock that are allocated to their account.

During 2007, $1,274,065 of assets were transferred to the Plan due to transfers of personnel from subsidiaries of the Company which have their own defined contribution retirement plans. In addition, $606,745 of Plan assets were transferred from the Plan due to certain Plan participants being transferred to a Company subsidiary which has its own defined contribution retirement plan.

(b) Interest in Master Trust

The Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and several other Company-sponsored plans. Since May 2000, the Plan has been the only plan with assets in the Master Trust and Citibank has held the assets of the Master Trust.

(c) Contributions

Each year, participants may make basic contributions, including Roth 401(k) contributions, of up to 6% of pre-tax annual compensation, as defined in the Plan document. In addition, participants may make supplemental contributions on a pre-tax or after-tax basis of up to 50% of compensation, including the basic contribution. Participants who have attained age 50 before the end of a calendar year may make additional catch-up contributions of 1% to 25% of compensation. The Company or participating subsidiaries contribute an amount equal to 50% of basic contributions made by participants hired prior to January 1, 2004, and 100% of basic contributions made by participants hired on or after January 1, 2004. In addition, the Company or participating subsidiaries make Retirement Enhancement Contributions to accounts of eligible participants equal to 3% to 9% of such participants’ eligible compensation, depending on the eligible participant’s age and years of service as of January 1, 2006. Different contribution provisions apply to participants in “transitional employment” in the B&W Division of R. J. Reynolds Tobacco Company, as defined in the Plan, for a limited period of time following July 30, 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code limitations.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company or participating subsidiaries’ contributions and Plan earnings, and charged with the participant’s withdrawals, Plan losses and an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e) Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Vesting in Company or participating subsidiaries’ matching contributions and, effective January 1, 2006, the Retirement Enhancement Contribution, occurs upon the earlier of completion of 24 months of Plan participation, 36 months of service with the Company or affiliated companies or upon the occurrence of certain events as defined in the Plan document. Company and participating subsidiary contributions made to the Plan for participants in “transitional employment” as described above are fully vested at all times.

(f) Investment Options

Plan investments are participant directed. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments or, effective January 1, 2007, in fractional increments in any of fifteen investment fund options, or in a self-directed brokerage account managed by Fidelity. Participants may change or transfer their investment options at any time via telephone or a secured Internet website.

(g) Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account balance, reduced by the highest outstanding loan balance during the preceding 12 months, or $50,000 and limited by certain restrictions in the Plan document. Loan terms shall not be for more than five years, except that certain loans previously transferred from other plans shall continue in effect until paid off or defaulted under the terms of the loan instruments. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

(h) Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or, if elected by the participant, monthly installments calculated in accordance with rules set forth in the Plan. Partial lump-sum distributions are also available after termination of service.

(i) Expenses

Expenses relating to the purchase or sale of investments are included in the cost or deducted from the proceeds, respectively. Direct charges and expenses, including investment manager fees attributable to specific investment funds, may be charged against that investment fund. Administrative expenses such as trustee, auditor, general plan recordkeeping and Internal Revenue Service user fees may be paid directly from the Master Trust.

(j) Forfeitures

Forfeitures are used to reduce future employer contributions. Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan document. For the years ended December 31, 2007 and 2006, employer contributions were reduced by $92,254 and $133,636, respectively, by forfeited nonvested accounts. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $56,590 and $37,516, respectively.

(2)	Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-

contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b) Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is valued at fair value based on quoted market prices of the underlying investments. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

The Plan has entered into a pooled separate account and various benefit-responsive investment contracts with investment and insurance companies, which maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the investment and insurance companies. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was 5.12% and 4.81% for the years ended December 31, 2007 and 2006, respectively. The contract rates ranged from 3.01% to 7.58% and 3.01% to 7.47% at December 31, 2007 and 2006, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents, including complete or partial Plan termination or merger with another plan; (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events, e.g. divestitures or spin-offs of a subsidiary, which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(d) Payment of Benefits

Benefits are recorded when paid.

(3)	Master Trust

Investments and investment income for the Master Trust were:

	December 31,	December 31,
	2007	2006
Investments:
At fair value:
C.E.B.T. Liquid Reserve Fund	$22,001,369	$14,249,342
Reynolds Stock Fund[1]	91,391,933	106,378,799
(Shares: 2007 — 1,385,566 at $65.96; 2006 — 1,624,848 at $65.47)
Charles Schwab Personal Choice Retirement Account	16,677	16,677
Fidelity Brokerage Link	30,358,627	25,571,344
Mutual funds	967,230,213	961,541,066
Guaranteed investment contracts	623,721,623	660,416,528
Pooled separate account	17,480,346	9,140,242

	1,752,200,788	1,777,313,998
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,284,177	8,696,666

Total investments	$1,758,484,965	$1,786,010,664

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
Investment income:
Net appreciation in fair value of investments:
Reynolds Stock Fund[1]	$1,795,945	$26,348,996
Charles Schwab Personal Choice Retirement Account	—	(864)
Fidelity Brokerage Link	396,826	4,849,560
Mutual funds	41,362,860	109,147,692

	43,555,631	140,345,384
Interest and dividend income	57,624,018	55,789,170

Total investment income	$101,179,649	$196,134,554

[1] On July 19, 2006, RAI declared a two-for-one stock split, to be effected in the form of a 100% stock dividend of its common stock, to shareholders of record on July 31, 2006. The stock dividend was distributed to RAI’s shareholders on August 14, 2006.
The Plan’s interest in the net assets of the Master Trust was 100% at December 31, 2007 and 2006. The Plan’s interest in investment income or loss of the Master Trust was 100% for the years ended December 31, 2007 and 2006.

(4)	Related Party Transactions

Certain Master Trust investments, within the C.E.B.T. Liquid Reserve Fund, are shares of funds managed by Citibank, the trustee of the Plan; therefore, these transactions qualify as party-in-

interest transactions. Administrative fees paid to Citibank for the years ended December 31, 2007 and 2006 were $240,006 and $225,204, respectively.

The Reynolds Stock Fund is provided as an investment option for participants in the Plan. As RAI is the Plan Sponsor, these transactions qualify as party-in-interest transactions. See note 3 for a description of the amounts of RAI common stock included in Master Trust assets. Reynolds Stock Fund dividends for the years ended December 31, 2007 and 2006 were $5,073,526 and $4,091,480, respectively.

(5)	Income Tax Status

The Plan obtained its latest determination letter dated June 11, 2003, in which the Internal Revenue Service stated that the Plan’s design was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

(7)	Contingency

On May 13, 2002, a participant in the Plan filed a lawsuit in United States District Court, Middle District of North Carolina, naming R. J. Reynolds Tobacco Company, the RJR Employee Benefits Committee, and the RJR Pension Investment Committee as defendants in the lawsuit, alleging that each acted as a fiduciary of the Plan. The lawsuit claims that, following the spin-off of the Company by RJR Nabisco Holdings Corp. in June 1999, each defendant breached its fiduciary duty to Plan participants under ERISA by (i) eliminating the Nabisco Group Holdings (“NGH”) and Nabisco (“NA”), common stock funds as investment options under the Plan and (ii) directing the Plan to sell all NGH and NA stock by January 31, 2000. The lawsuit is filed on behalf of a purported class of Plan participants similarly situated to the plaintiff, but no class has been certified by the court. As a consequence of the alleged breach of fiduciary duty by defendants, the plaintiff claims the Plan suffered losses from the divestiture of shares of NA and NGH stock (“Nabisco stocks”). The suit seeks a recovery by the Plan of all losses resulting from the alleged breach of fiduciary duty, including lost returns on the Nabisco stocks that were divested, as well as interest and lost investment earnings on amounts awarded to the Plan, if any, by the court. Based on the relief claimed by the suit, a recovery by the Plan would be allocated on a proportional basis to the individual accounts of plaintiff and/or class members (if the court certifies a class). The defendants believe the lawsuit is without merit and intend to defend it vigorously. On July 29, 2002, defendants filed a motion to dismiss, which the court granted on December 10, 2003. On January 7, 2004, the plaintiff appealed to the United States Court of Appeals for the Fourth Circuit, which, on December 14, 2004, reversed the dismissal of the complaint and remanded the case for further proceedings. On January 20, 2005, the defendants filed a second motion to dismiss on other grounds. On February 6, 2006, the court entered an order staying the ruling on the defendants’ motion and allowing the parties to engage in limited discovery. Following the discovery period, the parties filed supplemental briefs with respect to the second motion to dismiss. The plaintiff attached to his brief a proposed amended complaint, adding factual detail obtained during discovery. Defendants opposed leave to file that amended complaint on grounds of futility. On June 6, 2006, the plaintiff filed a motion to amend the complaint to name as party defendants six individuals who were members of the Employee Benefits Committee and the Pension Investment Committee. Defendants have opposed that motion on the grounds that the statute of limitations as to those individuals had expired. On March 7, 2007, the court found that the proposed new complaint was not futile and deemed it filed as of March 7, 2007, and denied the pending motions, to dismiss and to add the individual defendants, as moot. On May 31, 2007, the court issued a ruling dismissing the Employee Benefits Committee and the Pension Investment Committee as defendants, and allowing the complaint to stand with respect to the two remaining defendants, R.J. Reynolds Tobacco Holdings, Inc. and R. J. Reynolds Tobacco Company. On June 14, 2007, the two remaining defendants filed an Answer and Affirmative Defenses in response to the allegations of the plaintiff’s second amended complaint. On June 28, 2007, the plaintiff filed a motion to amend the second amended complaint to add as defendants the individual members of the Employee Benefits Committee and the Pension Investment Committee. On March 13, 2008, the court issued a written order denying the motion. Discovery is expected to close in the case by mid-August 2008 with trial tentatively set for April 2009.

Litigation is subject to many uncertainties, and at this time an evaluation of the likelihood of the outcome of this lawsuit and an estimate of the amount or range of potential recovery cannot be made. The outcome of the lawsuit, whether favorable or unfavorable to plaintiff, is not expected to have any adverse effect on the CIP’s financial position. No costs or expenses of the defense of this litigation will be paid out of, or affect, the CIP’s assets. Any recovery on behalf of the CIP will be allocated to the individual accounts of plaintiff and/or class members. Accordingly, no amounts have been recorded in the financial statements with respect to this matter.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$1,776,296,572	$1,807,672,942
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,284,177	8,696,666

Net assets available for benefits per the Form 5500	$1,770,012,395	$1,798,976,276

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Total investment income per the financial statements	$101,179,649	$196,134,554
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,284,177)	(8,696,666)
Add: 2006 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,696,666	—

Total investment income per the Form 5500	$103,592,138	$187,437,888

(9)	Subsequent Event

Effective August 1, 2008, the Company will transfer trusteeship of the Plan from Citibank, N.A. to Fidelity Management Trust Company.
**********

Reynolds American Capital Investment Plan
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment,
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Number of shares		Current
Lessor or Similar Party	Par or Maturity Value	or units	Cost	Value

Participant Loans	Participant loans, (1,919 loans with interest rates ranging from 5.00% to 10.50% and maturity dates ranging from 01/01/2008 – 09/09/2020)	—	—	$17,512,724

				$17,512,724

Note: Excluded from this schedule are assets held in the Master Trust because they are reported as such on the Master Trust’s Form 5500.
See Report of Independent Registered Public Accounting Firm